May 8, 2009

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. Larry Spirgel, Assistant Director

Re:	Omnicom Group Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2008
Filed February 27, 2009
File No. 1-10551

Dear Mr. Spirgel:

This letter responds to the Staff’s April 24, 2009 comment letter relating to Omnicom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Responses are numbered to correspond to those in the comment letter. For your convenience, the comments are repeated below. All reference to “Omnicom”, “we”, “us” and “our” refer to Omnicom Group Inc. (“Omnicom”)

Form 10-K for the fiscal year ended December 31, 2008
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1.	We note that goodwill accounted for 42% of total assets as of December 31, 2008. We also noted that revenues, operating income and net income have declined in the fourth quarter due to the negative impact of the current economic environment. We note that you performed your annual goodwill impairment test in the second quarter of 2008 and concluded that goodwill was not impaired. Tell us whether you performed subsequent interim impairment tests. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. You should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment under SFAS 142 was required.

As discussed in our 2008 Form 10-K, we recognize that SFAS 142 requires an interim impairment test when certain events occur, including a significant adverse change in the business climate.

While there had been a decline in economic conditions globally, the impact of the economic decline on our businesses in the fourth quarter of 2008,

Securities and Exchange Commission
May 8, 2009

was not as severe. Further, during the fourth quarter, the market capitalization of our equity was never less than 195% of its book value. Notwithstanding these facts, given the impending uncertainty in the business environment at the end of 2008, we believed that it was prudent to perform an interim impairment test of our goodwill prior to filing our December 31, 2008 Form 10-K. We performed such an analysis in connection with the preparation of our year-end financial statements. Based on the results of this analysis, we concluded that our goodwill was not impaired as of December 31, 2008.

In preparing our 2008 Form 10-K, we also concluded that disclosure of the results of our interim impairment was not warranted because: (a) the decline in our business on a constant currency basis in the fourth quarter was not significant; (b) our market capitalization during the quarter was at least two times our book value; and (c) after performing our interim impairment analysis, we concluded that our goodwill was not impaired. However, in light of the Staff’s comments, we included the following additional disclosure in the Critical Accounting Policies section in Item 2, Management’s Discussion and Analysis of our Form 10-Q for the three months ended March 31, 2009, filed with the SEC on April 29, 2009:

“Goodwill: In accordance with SFAS No. 142, we perform our annual impairment test on our goodwill balances as of the second quarter of each year, and also whenever events or circumstances, as defined in SFAS 142, trigger the need for an interim evaluation for impairment. In the later part of 2008, contractions in the global economy, a decline in consumer spending, rising unemployment and other factors accelerated the global recession. This global recession has reduced clients’ spending on the services that our agencies provide. As a result, our revenues and profits declined in the fourth quarter of 2008 compared to the fourth quarter of the prior year. Under SFAS 142 a significant adverse change in business conditions typically triggers an evaluation of goodwill for impairment prior to the required annual review. Although the decline we experienced in our business on a constant currency basis in the fourth quarter was not significant, given the generally negative economic environment, we updated our impairment analyses for each of our reporting units as of December 31, 2008.

In performing the impairment test for goodwill, SFAS 142 requires that we estimate the fair value of our five reporting units and compare the fair value to the carrying value of each reporting unit to determine if there is a potential impairment. If there is a potential impairment, SFAS 142 requires that additional analysis be performed to determine the amount of the impairment, if any, to be recorded.

We use several valuation methodologies to determine the fair value of our reporting units, including: (1) the income approach which utilizes discounted expected cash flows, (2) comparative market participant multiples for revenue and EBIT (earnings before interest and taxes), and (3) when available, consideration of recent and similar transactions. Due to the continued deterioration and volatility of the global capital

Securities and Exchange Commission
May 8, 2009

markets during the fourth quarter of 2008, we determined that updating our valuations using the income approach was the most appropriate methodology for our SFAS 142 interim analysis. In updating our valuations, we adjusted the assumptions in our discounted cash flow analysis, to reflect our view of the impact of market conditions on our businesses and to reflect market participant assumptions that were consistent with the economic environment as of December 31, 2008. We concluded that our goodwill was not impaired based on, among other factors, the following:

  During the fourth quarter of 2008 the average aggregate market capitalization of our equity was $5.3 billion greater than our aggregate book value and the daily aggregate market capitalization values were never less than 195% of our aggregate book value.

  The fair values of each of our reporting units based on the income approach were substantially in excess of their respective net book values, ranging from an excess of 24% to more than 100%.

  The fair value of the aggregate market capitalization of our equity approximated the sum of the fair values of the reporting units using the income approach and without assuming a control premium.

Business conditions remained weak during the first quarter of 2009, and we also experienced a decline in our revenue and net income as compared to the comparable prior year period. However, we believe the operating assumptions we made when updating our impairment test as of December 31, 2008 continue to apply as of March 31, 2009. Further, we believe the discount rates we used at December 31, 2008, which varied by reporting unit and ranged between 12.9% and 13.5%, reflected general market conditions and reporting unit specific factors and remain reasonable as of March 31, 2009. Accordingly, we concluded that the goodwill for each of our reporting units is not impaired as of March 31, 2009. Recognizing that business conditions remain uncertain we will perform our annual valuation as of June 30, 2009. If market conditions or our outlook for our businesses do not decline significantly as compared to the first quarter, we do not expect a change in our conclusion as of that date. However, there can be no assurance with regard to this issue in as much as it is based upon future circumstances which cannot be determined at this time.”

In addition, we are in the process of performing our required annual goodwill impairment test as of June 30, 2009. We are providing the Staff with our proposed disclosure in Attachment 1, which we will include in our June 30, 2009 Form 10-Q and all future filings, as appropriate. The proposed disclosure assumes that the analysis will show that goodwill is not impaired; if this is not the case, the disclosure will be appropriately modified.

Securities and Exchange Commission
May 8, 2009

2.	In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:
    Provide a more detailed description of the steps you perform to review goodwill for recoverability

As set forth above, in our March 31, 2009 Form 10-Q, we expanded the disclosure we typically include in our annual Form 10-K to describe in greater detail the three methods we employ to review goodwill for recoverability: (1) the income approach, which utilizes discounted expected cash flows, (2) comparative market participant multiples of revenue and EBIT (earnings before interest and taxes), and (3) when available, consideration of recent and similar transactions. In addition, in the expanded disclosure in our March 31, 2009 Form 10-Q, we clarified that, due to the recent volatility in the capital markets, we believed as of December 31, 2008 the income approach was the most appropriate methodology to use in our interim impairment analysis. We will include these changes in our future filings, and we will add other clarifications as circumstances require.

We are in the process of updating our required annual impairment test as of June 30, 2009. We are providing the Staff in Attachment 1 a proposed pro forma disclosure that describes the estimates and assumptions made in connection with our annual impairment test as of June 30, 2009. We will include this disclosure in the Critical Accounting Policies and Estimates discussion in the MD&A section of our June 30, 2009 Form 10-Q and other future filings, as appropriate.

    Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit

After completing our annual impairment test as of June 30, 2008 and our subsequent interim impairment analysis as of December 31, 2008, we concluded that the fair values of each of our reporting units were substantially in excess of their respective net book values, including goodwill. At December 31, 2008, the decline in the fair value of our reporting units that would need to occur in order to fail step one of our goodwill impairment test (the “Threshold”) is as follows (dollars in millions):

Number of Reporting Units	Goodwill	Threshold
2	$2,010.6	>85%
2	$1,731.7	>55%
1	$3,477.9	>20%

Because the fair values were substantially in excess of the net book values, we determined that disclosure of the individual goodwill amounts by reporting unit did not add meaningful information to our conclusion that our goodwill was not impaired at December 31, 2008. However, when preparing the additional disclosures included in our March 31, 2009 Form 10-Q, we quantified the amount by which the fair values of our reporting units exceeded their respective book values. Additionally, we have included in our proposed pro forma disclosure in Attachment 1, both the goodwill balances by reporting unit and the percentage by which the fair value would have to decline to be below book value and fail step one of the goodwill impairment test.

Securities and Exchange Commission
May 8, 2009

    Describe the nature of the valuation techniques you employed in performing impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:
1)	the discount rates for each reporting unit and how those discount rates were determined,

2)	how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

3)	your consideration of market risk premiums

We have clarified in our March 31, 2009 Form 10-Q that for our interim impairment analysis as of December 31, 2008, we employed the income approach and used a discounted expected cash flow valuation model. We included the range of discount rates used in the model (12.9% to 13.5%) and we clarified that the assumptions of cash flows from our businesses, growth rates and other assumptions used in the model reflect the market conditions and market participant assumptions that existed as of December 31, 2008.

We are in the process of updating our annual impairment test as of June 30, 2009. We will include the significant assumptions used in connection with this valuation in our June 30, 2009 Form 10-Q and future filings, as appropriate. A sample of the disclosure we are proposing to include is included in Attachment 1.

    Describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets

In light of the decline in the global economy compared to the assumptions used in our annual impairment test as of June 30, 2008, we adjusted our operating and growth rate assumptions downward and increased our weighted average cost of capital and the resulting discount rate assumptions used in our discounted cash flow analysis to reflect the increase in risk premiums reflected in the equity and debt markets at December 31, 2008.

The discount rates used were updated for each reporting unit to a range of 12.9% - 13.5% to better reflect market conditions existing as of December 31, 2008. Although risk free interest rates had significantly decreased in the latter half of 2008, this decrease in rates was more than offset by increased credit risk premiums in the marketplace, resulting in the overall increase in the discount rates we used in our December 31, 2008 interim impairment test. Our long-term cash flow

Securities and Exchange Commission
May 8, 2009

growth rate assumptions, which we used to derive the perpetuity value, for each reporting unit at December 31, 2008 was equal to 4.5% and the rate for certain reporting units was reduced by 20% when compared to the assumptions used in our annual impairment test as of June 30, 2008. We believe that this assumption is conservative in that it is less than 50% of our actual compound annual growth rate for the last ten years. The short-term growth rates and operating assumptions used in our interim impairment test were reduced from the assumptions used in our annual test as of June 30, 2008 and reflected significantly lower revenue growth through 2010 along with declining margins.

As discussed above, our March 31, 2009 Form 10-Q includes a discussion of how we considered the impact of the decline in the global economy and the downward pressure on valuations that arose from the current market environment in performing our interim impairment review as of December 31, 2008. We are in the process of updating our required annual impairment test as of June 30, 2009. Attachment 1 to this letter includes additional proposed pro forma disclosures to be included in our June 30, 2009 Form 10-Q which will address any changes that we make in assumptions or methodologies used in our annual goodwill impairment test.

    Further disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes

The reporting units and goodwill allocated to each reporting unit used in connection with our December 31, 2008 interim impairment test were unchanged from those used in our June 30, 2008 annual goodwill impairment test.

As previously stated, we are in the process of updating our required annual impairment test as of June 30, 2009. In the normal course of business, changes in the composition of a reporting unit may arise as a result of changes in management responsibility. Changes, if any, typically occur as of the beginning of the year in connection with our annual planning cycle and are a result of client service considerations and changes in reporting unit management responsibilities. When this occurs, we allocate goodwill based on the relative fair value of the business being realigned in accordance with Paragraph 36 of SFAS 142. Certain business realignments occurred in 2009 and we do not expect that these changes will have a significant effect on the results of our impairment test as of June 30, 2009, compared to December 31, 2008.

    If you determined that the fair value of any of your reporting units did not exceed its carrying value by a significant amount in your most recent impairment test, disclose the reporting unit’s carrying value and its fair value. Explain to us how the determination of significance was made. In addition, provide a sensitivity analysis of your most recent impairment test assumptions based upon reasonably likely changes

Securities and Exchange Commission
May 8, 2009

There were no reporting units for which the fair value did not exceed its carrying value by a significant amount in our annual impairment test as of June 30, 2008 and our interim impairment test as of December 31, 2008. Although the decline in fair value as of December 31, 2008 was substantial as compared to June 30, 2008, the fair value of each of our reporting units continued to exceed its net book value by a significant amount. The fair value of one of our reporting units was still 24% greater than its book value, and the fair value of each of the remaining reporting units was still 100% greater than its book value.

    For reporting units for which fair value exceeded the carrying value by a significant amount, disclose the percentage by which the fair value of each reporting unit would have to decline in order to fail step one of your goodwill impairment test.

The percentage by which the fair value for each reporting unit as of December 31, 2008 would have to decline in order to fail step one of the impairment test is as follows:

  Two reporting units would need a greater than 85% decrease in fair value,
  Two reporting units would need a greater than 55% decrease in fair value, and
  One reporting unit would need a 20% decrease in fair value.

As noted above, we are in the process of performing our required annual impairment test. As part of this process, we are re-evaluating the discount rates including, risk free rates and market risk premiums, growth rates, and assumed cash flows to be used. In our proposed pro forma disclosure for our June 30, 2009 Form 10-Q, included in Attachment 1, we have included disclosures setting forth the percentage by which the fair value of each reporting unit would have to decline in order to fail step one of our goodwill impairment test.

We respectfully request that the Staff consider the disclosures we made in our recently filed March 31, 2009 Form 10-Q and the proposed disclosure to be included in our June 30, 2009 Form 10-Q. We believe providing the information in our 2009 filings is more appropriate than amending our 2008 Form 10-K because:

1)	For each of our reporting units at December 31, 2008, the fair value was significantly in excess of book value and our SFAS 142, step one goodwill impairment test was passed by a substantial margin.

2)	The disclosure in our March 31, 2009 Form 10-Q addresses the main concerns raised by the Staff’s comments. Investors are now aware that we concluded that our goodwill was not impaired based on the results of the interim impairment test that we performed as of December 31, 2008 and that this reflected the economic conditions that resulted from the global economic recession. Further, the disclosure in our March 31, 2009 filing includes our belief that our operating performance through March 31, 2009 did not change our year-end 2008 conclusion that our goodwill was not impaired.

Securities and Exchange Commission
May 8, 2009

3)	Our policy requires that we review our goodwill for impairment as of June 30 each year and we have already begun the process for our June 30, 2009 review. We will include the Staff’s recommended disclosures as proposed in Attachment 1 in our June 30, 2009 filing and all future filings, as appropriate. We believe this will provide sufficient current and relevant information.

Pension and Other Postretirement Benefits, Page F-26

3.	Tell us your consideration to include a discussion of the current as well as expected ongoing impact of the recent market conditions on each of the significant estimates and assumptions used in your determination of the net benefit costs and plan assets for the pension plan.

In preparing our disclosures regarding our defined benefit pension plans and the associated net periodic pension costs, we considered the need to provide a detailed discussion of the impact of recent market conditions on each of the significant estimates and assumptions used. Although we did consider the current as well as the expected ongoing impact of recent market conditions when developing our estimates and assumptions, we did not provide a detailed discussion of the impact because, given the size of both (a) our net periodic pension cost relative to our operating income, and (b) our net defined benefit plan liability relative to our total liabilities, we did not believe it was warranted. For the three years ended December 31, 2008, our net periodic pension cost has been less than 1% of our operating income, or $12.4 million, $11.2 million and $8.4 million for 2008, 2007 and 2006, respectively. Additionally, our net defined benefit plan liability as of December 31, 2008 and 2007 of $69.8 million and $51.7 million, respectively, was less than 1% of our total liabilities.

Our exposure to defined benefit plan liabilities is limited because as a matter of policy we do not provide this benefit to our employees. The majority of our subsidiaries have defined contribution plans. In most cases where we do have defined benefit plans, the plans are either legacy plans resulting from acquisitions completed in prior years or are required for local statutory reasons. Some of these plans were frozen and are not open to new participants.

Notwithstanding the above, given the uncertainty and volatility that has accompanied market conditions in late 2008 and early 2009, we will provide in all applicable future filings a discussion of the impact of recent market conditions on the significant estimates and assumptions made in determining our defined benefit pension costs.

Securities and Exchange Commission
May 8, 2009

In addition, we note that a substantial amount of the Company’s defined benefit plan for 2008 (approximately 37%) are invested in equity-related investments and the remainder is in fixed income securities and other. Please explain further how you determined the expected long-term return on asset assumptions used in determining the net benefit cost for the plan and tell us what impact, if any, the current economic environment had on such determination.

Eleven of our 31 defined benefit pension plans held assets with a fair value of $64.4 million at December 31, 2008. The remainder of the plans, substantially all of which are required for local statutory reasons, are unfunded and represent approximately one-third of our benefit obligation at December 31, 2008. Individual plan assumptions, including historical trends and expected long-term rates of return on assets, are determined based on a review of the particular facts and circumstances of each individual plan, with particular consideration of the asset class of the investments and the market and economic conditions in the applicable country in which the plan is located.

The current global economic environment was one of the factors considered in determining our long-term return on plan assets. This consideration was partly responsible for the reduction in our 2008 weighted average assumed expected return on plan assets to 5.77% for 2008, from 6.01% for 2007 (and 6.5% in 2006). These assumptions resulted in an expected return on plan assets of $5.4 million for 2008, $5.3 million for 2007 and $4.8 million for 2006. Although our actual return on plan assets exceeded the expected return in 2006 (and 2005), it was less in 2007 and because of the global economic crisis, it was considerably less in 2008.

In light of the changing investment environment and our actual investment performance during 2008, and in an effort to reduce the volatility in the value of our plan assets, we have adjusted our asset allocation over the last year. These changes involve further reducing the weight of equity securities in the plan portfolios in favor of debt and fixed income investment vehicles. We will consider these changes when finalizing our future expected long-term return on asset assumptions.

As a result of the reduction in the estimated rate of return on assets, the current estimate of the 2009 benefit to net periodic benefit expense is expected to be at least 25% lower than in 2008. This estimate is based on the data collected as part of our measurement of defined benefit plan assets and benefit obligations at December 31, 2008. This estimate is subject to revision as part of our 2009 measurement process, which we will conduct in accordance with SFAS No. 158.

We will provide in all applicable future filings a more detailed discussion of how we determine our expected long-term rate of return on asset assumptions.

Securities and Exchange Commission
May 8, 2009

*   *   *   *   *

At the request of the Staff, Omnicom acknowledges that (i) Omnicom is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) Omnicom will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the deferral securities laws of the United States.

We hope that you find the foregoing to be responsive. In all events, please do not hesitate to contact us if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to the undersigned at (212) 415-3098.

Thank you in advance for your cooperation in these matters.

Very truly yours,

Philip J. Angelastro
Senior Vice President Finance and Controller

cc:	Joe Cascarano (SEC)
Ivette Leon (SEC)
Randall J. Weisenburger (Omnicom)
Michael J. O’Brien, Esq. (Omnicom)
Robert A. Profusek, Esq. (Jones Day)
Meredith L. Deutsch, Esq. (Jones Day)
Rosemary DeVito (KPMG)

Omnicom Group Inc.	Attachment 1
MD&A Proposed Discussion
June 30, 2009

Critical Accounting Policies - Goodwill Impairment Test

Accounting Policy

In accordance with Paragraph 30 of SFAS 142, Goodwill and Other Intangible Assets (“SFAS 142”), we identified our regional reporting units as components of our operating segments, which are our five agency networks. The regional reporting units of each agency network are responsible for the agencies in their region. They report to the segment managers and facilitate the administrative and logistical requirements of our client-centric strategy for delivering services to clients in their regions. We then concluded that for each of our operating segments, their regional reporting units had similar economic characteristics and should be aggregated for purposes of testing goodwill for impairment at the operating segment level. Our conclusion was based on a detailed analysis of the aggregation criteria set forth in Paragraph 17 of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”), and the guidance set forth in EITF D-101: Clarification of Reporting Unit Guidance in Paragraph 30 of SFAS No. 142. Consistent with the fundamentals of our business strategy, the agencies within our regional reporting units serve similar clients in similar industries, and in many cases the same clients. In addition, the agencies within our regional reporting units have similar economic characteristics, as the main economic components of each agency are the salary and service costs associated with providing professional services, the office and general costs associated with office space and occupancy, and the provision of technology requirements which are generally limited to personal computers, servers and off-the-shelf software. Finally, the expected benefits of our acquisitions are typically shared across multiple agencies and regions as they work together to integrate the acquired agency into our client service strategy.

We review goodwill for impairment annually as of the end of the second quarter and whenever events or circumstances indicate the carrying value may not be recoverable. SFAS No. 142, specifies a two-step test for goodwill impairment. In the first step we compare the fair value of each reporting units to its carrying value, including goodwill. If the fair value of the reporting unit is equal to or greater than its carrying value, goodwill is not impaired and no further testing is required. If the carrying value exceeds fair value, then the second step of the impairment test is performed in order to determine the implied fair value of the reporting unit’s goodwill. Goodwill of a reporting unit is impaired when its carrying value exceeds its implied fair value. Impaired goodwill is written down to its implied fair value with a charge to expense in the period the impairment is identified.

In determining the fair value of our reporting units, we use several methodologies all of which require us to make estimates as discussed below. When comparing the fair value of our reporting units to their carrying value, we include deferred taxes in the carrying value of

MD&A Proposed Discussion	Attachment 1

each of our reporting units and we assume they could be sold in a nontaxable transaction between willing parties.

Estimates and Assumptions

We use several valuation methodologies to determine the fair value of our reporting units, including: (1) the income approach which utilizes discounted expected future cash flows, (2) comparative market participant multiples for revenue and EBIT (earnings before interest and taxes), and (3) when available, consideration of recent and similar purchase acquisition transactions.

In applying the income approach, we use estimates to derive the expected discounted cash flows (“DCF”) for each reporting unit, which serve as the basis of our valuation. These estimates and assumptions include revenue growth and operating margins, tax rates, capital expenditures, weighted average cost of capital and related discount rates and expected long-term cash flow growth rates. All these estimates and assumptions are affected by conditions specific to our businesses, economic conditions related to the industry in which we operate, as well as, conditions in the global economy. The assumptions which have a greater affect on our valuations derived using a DCF methodology are: (1) weighted average cost of capital (“WACC”), and (2) the expected long-term growth rate of our reporting units cash flows.

The range of the WACC and the long-term growth rate assumptions used in our evaluation as of December 31, 2008 and June 30, 2009 are as follows:

	December 31, 2008	June 30, 2009

WACC	12.9% - 13.5%	x.x% - y.y%

Long-Term Growth Rate	4.5%	x.x% - y.y%

The risk adjusted discount rate used in our DCF represents the estimated WACC for each of our reporting units. The WACC is comprised of (1) a risk free rate of return and an equity risk premium that is based on the rate of return on equity of publicly traded companies with business characteristics comparable to our reporting units and (2) the current after-tax market rate of return on our debt, each weighted by the relative market value percentages of our equity and debt. Long-term growth rates represent the expected long-term growth rate for the industry in which we operate and the global economy.

MD&A Proposed Discussion	Attachment 1

Conclusion

We have concluded that our goodwill was not impaired as of June 30, 2009 based on, among other factors, the following:

  During the first half of 2009, the average aggregate market capitalization of our equity was $ x.x billion greater than our aggregate book value and the daily aggregate market capitalization values were never less than x.x% of our aggregate book value.

  The fair values of each of our reporting units based on the income approach were substantially in excess of their respective net book values, ranging from an excess of x.x% to x.x%.

  The fair value of the aggregate market capitalization of our equity approximated the sum of the fair values of the reporting units using the income approach and without assuming a control premium.

  At June 30, 2009, the decline in the fair value of our reporting units that would need to occur in order to fail step one of our goodwill impairment test (the “Threshold”) is as follows (dollars in millions):

Number of Reporting Units	Goodwill	Threshold
2	$ xxx.x	>yy%
2	$ xxx.x	>yy%
1	$ xxx.x	>yy%

We plan to continue to perform our impairment test during the second quarter of each year unless certain events, as defined in SFAS 142, trigger the need for an interim evaluation for impairment. We believe that our estimates and assumptions are reasonable, but they are subject to change from period to period. Actual results of operations and other factors will likely differ from the estimates used in our discounted cash flow valuation and it is possible that differences could be material. A change in the estimates we used can result in a decline in the estimated fair value of one or more of our reporting units from the amounts derived as of our latest valuation and could cause us to fail step one of our SFAS 142 goodwill impairment test if the estimated fair value for the reporting unit is less than the carrying value of the net assets of the reporting unit, including its goodwill. A large decline in estimated fair value of a reporting unit could result in a non-cash impairment charge and may have an adverse effect on our financial condition and results of operations.